Mail Stop 4561

December 31, 2008

VIA USMAIL and FAX (416) 960-5333

Mr. John B. Friedrichsen
Senior Vice President and Chief Financial Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4

  Re: **FirstService Corporation**
    Form 40-F as of March 31, 2008
    Filed on May 23, 2008
    File No. 000-24762

Dear Mr. John B. Friedrichsen

  We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

        Sincerely,

        Cicely LaMothe
        Branch Chief